RECEIVED
FEB 2 8 2011
SEC MAIL PROCESSING SECTION
WASH, D.C.
189

[redacted]

11016451

S … MMISSION

n.a. 3/12

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westchester Capital Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Millbrook Lane
(No. and Street)

Kerhonkson, N.Y. 12446
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(800) 343-3687
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MGA and Associates
(Name – *if individual, state last, first, middle name*)

177 White Plains Rd (14E) Tarrytown NY 10591
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, Michael Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westchester Capital Planning, Inc., as of 31 December, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA ANN CATIZONE
Notary Public, State of New York
No. 01CA6206734
Qualified in Ulster County
Commission Expires May 26, 2013

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. NO (MR)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTCHESTER CAPITAL PLANNING, INC.

AUDITED FINANCIAL STATEMETNS

DECEMBER 31, 2010 & 2009

Westchester Capital Planning, Inc.
Table of Contents

Auditor's Report	1
Balance Sheets	2
Statements of Income and Retained Deficits	3
Statements of Cash Flows	4
Statements of Equity	5
Notes to the Financial Statements	6
Supplementary Information	7

Independent Auditor's Report

Board of Directors and Shareholders
Westchester Capital Planning, Inc.

We have audited the accompanying balance sheets of Westchester Capital Planning, Inc. (the "Company") as of December 31, 2010 and 2009, and the related statements of income and retained deficit, and statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westchester Capital Planning, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ron Friedman, CPA
February 25, 2011

Westchester Capital Planning, Inc.
Balance Sheets
For the Year Ended December 31,

	2010	2009
ASSETS		
Current Assets		
Cash	$ 8,760	$ 9,097
Total current assets	8,760	9,097
Fixed Assets		
Computer equipment	2,183	2,183
Less: Accumulated depreciation	(2,183)	(2,183)
Total fixed assets	-	-
Security deposits	-	540
Total other assets	-	540
TOTAL ASSETS	$8,760	$9,637
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Accrued expenses	$ 2,150	$ 2,000
Total current liabilities	2,150	2,000
Stockholder's equity		
Common Stock-no par value, 200 shares authorized, issued and outstanding	2,000	2,000
Additional paid in capital	18,422	18,422
Retained earnings (deficit)	(13,812)	(13,325)
Total stockholder's equity	6,610	7,097
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,760	$ 9,097

Westchester Capital Planning, Inc.
Statements of Income and Retained Earnings (Deficit)
For the Year Ended December 31,

	2010	2009
Revenues		
Commission income	$73,184	$93,266
Total Revenue	73,184	93,266
Expenses		
Bank service charges	30	40
Auto expenses	7,292	7,709
Office expense	1,985	925
License and registrations	517	1,898
Legal and accounting	2,350	4,175
Rent and office services	3,200	5,851
NYS Franchise tax	-	252
Postage	1,478	1,627
Telephone	2,892	2,892
Miscellaneous	-	139
Total operating expenses	19,744	25,508
Net income	53,440	67,758
Retained earnings (deficit), beginning of year	(13,325)	(11,527)
Shareholder distributions	(53,927)	(69,556)
Retained earnings (deficit), end of year	$ (13,812)	$ (13,325)

Westchester Capital Planning, Inc.
Statements of Cash Flows
For the Year Ended December 31,

	2010	2009
Cash flows from operating activities		
Net income	$ 53,440	$ 67,758
Adjustments to reconcile net income to cash provided by operating activities:		
Accrued expenses	150	(1,224)
Cash provided by operating activities	53,590	66,534
Cash flows from investing activities		
Security deposit	-	540
Cash provided from investing activites	-	540
Cash flows from financing activities		
Shareholder distributions	(53,927)	(69,556)
Cash (used) for financing activities	(53,927)	(69,556)
Increase (decrease) in cash for the period	(337)	(2,482)
Cash-beginning of period	9,097	11,579
Cash-end of period	$ 8,760	$ 9,097

Westchester Capital Planning, Inc.
Statement of Shareholder's Equity

	Common Stock	Additional Paid In Capital	Retained (Deficit)	Total
Balance January 1, 2009	$ 2,000	$18,422	$ (11,527)	$ 8,895
Net Income			67,758	67,758
Cash dividend distributed			(69,556)	(69,556)
Balance December 31, 2009	2,000	18,422	(13,325)	7,097
Net Income			53,440	53,440
Cash dividend distributed			(53,927)	(53,927)
Balance December 31, 2010	$ 2,000	$18,422	$ (13,812)	$ 6,610

Westchester Capital Planning, Inc.
Notes to the Financial Statements
December 31, 2009 & 2008

A-Organization

Westchester Capital Planning, Inc. (the "Company"), is a New York company, providing financial services to investors.

B-Summary of Significant Accounting Policies

The Company is on the accrual basis of accounting whereby income is recognized when earned and expenses are recognized when incurred.

C-Income Taxes

The Company has elected to be treated as a sub-chapter "S" corporation for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss allocated among the members in accordance with the regulations of the Company.

D-Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. As of December 31, 2010 and 2009 the company was in compliance with its capital requirements and had excess net capital of $1,610 and $2,097, respectively.

Westchester Capital Planning, Inc.
Statements of Net Capital
For the Year Ended December 31,

	2010	2009
Total Assets	8,760	9,097
Less: total liabilities	2,150	2,000
Net worth	6,610	7,097
Less: non-allowable assets	-	-
Current capital	6,610	7,097
Less: haircuts	-	-
Net capital	6,610	7,097
Required net capital	5,000	5,000
Excess net capital	1,610	2,097
Aggregate indebtedness	2,150	2,000
Aggregate indebtedness to net capital	32.53%	28.18%

RON FRIEDMAN, CPA

177 White Plains Road-Apt. 14E
Tarrytown, New York 10591

Board of Director and Shareholder
Westchester Capital Planning, Inc.
21 Millbrook Lane
Kerhonkson, NY 12446

In planning and performing our audit of the financial statements of Westchester Capital Planning, Inc. for the year ended December 31, 2010, we considered the Company's internal control structure to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

During our audit we did not find any material inadequacies in the Company's internal control structure required to be reported pursuant to SEC rule 17a-5(j).

Ron Friedman
Tarrytown, New York
February 25, 2011